INDOSAT FINANCE COMPANY B.V. ANNOUNCES EXECUTION OF SUPPLEMENTAL INDENTURE AND THE OCCURRENCE OF THE OPERATIVE TIME

Jakarta, August 3, 2010 (New York, August 3, 2010) —Indosat Finance Company B.V. (“IFC”) today announced the execution of a supplemental indenture and the occurrence of the Operative Time in connection with the completion of its previously announced Offer and Consent Solicitation.  The Offer and Consent Solicitation was made in conjunction with Indosat International Finance Company B.V.’s (“IIFC”) separate and independent tender and offer to purchase for cash any and all of IIFC’s Guaranteed Notes due 2012.

On July 29, 2010, New York City time, IFC, PT Indosat Tbk, IIFC and The Bank of New York Mellon, as trustee (the “Trustee”), executed a supplemental indenture with respect to the adoption of the Proposed Amendments.  Upon settlement of all consent payments, which occurred on August 2, 2010, New York City time (such date, the “Operative Time”), the Proposed Amendments became operative and binding on all holders of IFC’s 7.75% Guaranteed Notes due 2010 (the “2010 Notes”), whether or not they had delivered a consent. The terms and conditions of the Offer and Consent Solicitation are described in detail in the offer to purchase and consent solicitation statement dated May 11, 2010 (the “Offer to Purchase”) and the consent solicitation statement dated May 11, 2010 (the “Consent Solicitation Statement”).

IFC engaged Citigroup Global Markets Limited, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland plc as joint dealer managers and solicitation agents for the Offer and Consent Solicitation. D.F. King & Co., Inc. was retained to serve as the information and tender agent for the Offer and Consent Solicitation.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offer and Consent Solicitation was only made pursuant to and, except as noted above, subject to the terms and conditions of the Offer to Purchase and the Consent Solicitation Statement that IFC has distributed to holders of the 2010 Notes. The Offer and Consent Solicitation was not made to holders of the 2010 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.